UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                NETRATINGS, INC.
                                ----------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    64116M108
                                    ---------
                                 (CUSIP Number)

                                  July 28, 2004
                                  -------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                               Page 1 of 10 Pages
                              Exhibit Index: Page 9

                                  SCHEDULE 13G

CUSIP No.  64116M108                                          Page 2 of 10 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  TCS CAPITAL INTERNATIONAL, LTD.

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                               a. [ ]
                                               b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  CAYMAN ISLANDS

                            5             Sole Voting Power
Number of                                          1,777,639
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         1,777,639
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                  1,777,639

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                  [X]

11       Percent of Class Represented By Amount in Row (9)

                  5.2%

12       Type of Reporting Person (See Instructions)

                  CO

                                  SCHEDULE 13G

CUSIP No.  64116M108                                          Page 3 of 10 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  TCS CAPITAL MANAGEMENT, LLC

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                               a. [ ]
                                               b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                            5             Sole Voting Power
Number of                                          1,777,639
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         1,777,639
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                  1,777,639

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                  [X]

11       Percent of Class Represented By Amount in Row (9)

                  5.2%

12       Type of Reporting Person (See Instructions)

                  OO

                                  SCHEDULE 13G

CUSIP No.  64116M108                                          Page 4 of 10 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  ERIC SEMLER

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                               a. [ ]
                                               b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                            5             Sole Voting Power
Number of                                          2,721,744
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         2,721,744
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                  2,721,744

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                  [ ]

11       Percent of Class Represented By Amount in Row (9)

                  7.9%

12       Type of Reporting Person (See Instructions)

                  HC

                                                              Page 5 of 10 Pages

Item 1(a)         Name of Issuer:

                  NetRatings, Inc. (the "Issuer")

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  120 West 45th Street, New York, New York 10036

Item 2(a)         Name of Person Filing:

                  The Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  i)   TCS    Capital    International,    Ltd.  ("TCS   Capital
                       International");

                  ii)  TCS Capital Management, LLC ("TCS Capital Management");
                       and

                  iii) Eric Semler ("Mr. Eric Semler").

                  This statement relates to Shares (as defined herein) held for the account of TCS Capital International and the accounts of various Delaware limited partnerships (the "Domestic Partnerships"). TCS Capital Management is the investment manager to TCS Capital International and has investment discretion over the securities held for the account of TCS Capital International. By virtue of such position, TCS Capital Management may be deemed to have beneficial ownership of the Shares held for the account of TCS Capital International. TCS Capital GP, LLC, a Delaware limited liability company (the "General Partner"), is the general partner of each of the Domestic Partnerships and has investment discretion over securities held by each of the Domestic Partnerships. By virtue of such position, the General Partner may be deemed to have beneficial ownership of the Shares held for the account of the Domestic Partnerships. Mr. Semler is the managing member of TCS Capital Management and the General Partner, and, by virtue of such positions may be deemed to have beneficial ownership of the Shares held for the accounts of TCS Capital International and the Domestic Partnerships.

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  The address of the principal business office of the Reporting Person is 888 Seventh Avenue, Suite 1504, New York, NY 10019.

Item 2(c)         Citizenship:

                  1) TCS Capital International is a Cayman Islands corporation;

                  2) TCS Capital Management is a Delaware limited liability company; and

                  3) Mr. Eric Semler is a citizen of the United States.

Item 2(d)         Title of Class of Securities:

                  Common Stock, par value $0.001 per share (the "Shares").

                                                              Page 6 of 10 Pages

Item 2(e)         CUSIP Number:

                  64116M108

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                  This Item 3 is not applicable.

Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                  i) As of August 5, 2004, TCS Capital International and TCS Capital Management may be deemed the beneficial owner of 1,777,639 Shares held for the account of TCS Capital International.

                  ii) As of August 5, 2004, Mr. Semler may be deemed the beneficial owner of 2,721,744 Shares. This amount includes A) 1,777,639 Shares held for the account of TCS Capital International, and B) 944,105 Shares held for the accounts of the Domestic Partnerships.

Item 4(b)         Percent of Class:

                  i) The number of Shares of which TCS Capital International and TCS Capital Management may be deemed to beneficially own constitutes 5.2% of the total number of Shares outstanding (based upon information provided by the Issuer in its most recently-filed quarterly report on Form 10-Q, the number of Shares outstanding was 34,301,889 as of April 30, 2004).

                  ii) The number of Shares of which Mr. Semler may be deemed to beneficially own constitutes 7.9% of the total number of Shares outstanding.

Item 4(c)         Number of shares as to which such person has:

TCS Capital International
-------------------------
(i)       Sole power to vote or direct the vote:                       1,777,639
(ii)      Shared power to vote or to direct the vote                           0
(iii)     Sole power to dispose or to direct the disposition of        1,777,639
(iv)      Shared power to dispose or to direct the disposition of              0

TCS Capital Management
----------------------
(i)       Sole power to vote or direct the vote:                       1,777,639
(ii)      Shared power to vote or to direct the vote                           0
(iii)     Sole power to dispose or to direct the disposition of        1,777,639
(iv)      Shared power to dispose or to direct the disposition of              0

                                                              Page 7 of 10 Pages

Mr. Semler
----------
(i)       Sole power to vote or direct the vote:                       2,721,744
(ii)      Shared power to vote or to direct the vote                           0
(iii)     Sole power to dispose or to direct the disposition of        2,721,744
(iv)      Shared power to dispose or to direct the disposition of              0

Item 5.           Ownership of Five Percent or Less of a Class:

                  This Item 5 is not applicable.

Item 6.           Ownership  of  More  than  Five  Percent  on Behalf of Another
                  Person:

                  Other than as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, in excess of 5% of the outstanding Shares.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

                  This Item 7 is not applicable.

Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

Item 10.          Certification:

                  By signing below the Reporting Person certifies that, to the best of such person's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                                              Page 8 of 10 Pages

                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: August 6, 2004                       TCS CAPITAL INTERNATIONAL, LTD.

                                           By: TCS Capital Management, LLC
                                                 its Investment Manager

                                           By: /s/ Eric Semler
                                               ---------------------------
                                               Name: Eric Semler
                                               Title: Managing Manager

Date: August 6, 2004                       TCS CAPITAL MANAGEMENT, LLC


                                           By: /s/ Eric Semler
                                               ----------------------------
                                               Name: Eric Semler
                                               Title: Managing Member

Date: August 6, 2004                       ERIC SEMLER


                                           /s/ Eric Semler
                                           -------------------------------

                                                              Page 9 of 10 Pages

                                  EXHIBIT INDEX
                                  -------------

Ex.                                                                     Page No.
---                                                                     --------

A.      Joint Filing Agreement dated as of August 6, 2004,
        by and among TCS Capital International, Ltd., TCS
        Capital Management, LLC, and Mr. Eric Semler..........                10

                                                             Page 10 of 10 Pages

                                    EXHIBIT A
                                    ---------

                             JOINT FILING AGREEMENT
                             ----------------------

          The undersigned hereby agree that this statement on Schedule 13G with respect to the common stock of Netratings, Inc., dated as of August 6, 2004, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date: August 6, 2004                       TCS CAPITAL INTERNATIONAL, LTD.

                                           By: TCS Capital Management, LLC
                                                 its Investment Manager

                                           By: /s/ Eric Semler
                                               ---------------------------
                                               Name: Eric Semler
                                               Title: Managing Manager

Date: August 6, 2004                       TCS CAPITAL MANAGEMENT, LLC


                                           By: /s/ Eric Semler
                                               ----------------------------
                                               Name: Eric Semler
                                               Title: Managing Member

Date: August 6, 2004                       ERIC SEMLER


                                           /s/ Eric Semler
                                           -------------------------------